OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD TERMINATES AGREEMENT TO SELL FOUR NEVADA PROPERTIES

Vancouver, BC, Canada – May 1, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that the purchase and sale agreement announced on March 2, 2015 with European Uranium Resources Ltd. (TSX-V:EUU) regarding the sale of four Nevada exploration projects has been terminated due to EUU's failure to complete the conditions of closing the agreement by April 30, 2015.

Miranda will resume its efforts to seek an alternative purchaser for Miranda’s 100% interest in the Mustang, Iron Point and Kibby Flat projects (the “Properties”) and the assignment and assumption of Miranda’s mining lease on the Red Hill project (the “Lease”), all located in Nevada. Miranda’s intentions are to try and monetize these remaining Nevada holdings in order to focus on Colombia. This decision was made not because we no longer believe Nevada will yield discoveries but rather we feel that in the current market we need to focus on one jurisdiction and we believe that the immature nature of Colombian exploration coupled with its rich mineral endowment will provide the fastest route to success for Miranda.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Montezuma Mines Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.